Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

            US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338            (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS ANNOUNCES SUCCESSFUL DSMB REVIEW AND PHARMACOKINETIC RESULTS FROM THE ONGOING VIRULIZIN(R) PHASE III CLINICAL TRIAL

TSX:

LOR

AMEX:           LRP

TORONTO, CANADA, February 8, 2005 - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that an independent data safety monitoring board (DSMB) reported on January 31, 2005 that the Company's ongoing phase III registration clinical trial in advanced pancreatic cancer, for its lead anticancer drug Virulizin(R), can continue without modification to the phase III study design.

The DSMB arrived at its independent conclusion after reviewing preliminary data from the phase III clinical trial.  The principal objective of the DSMB review was to evaluate the interim safety of the study.  The Virulizin(R) phase III clinical trial completed full enrollment of 436 patients at over 100 clinical sites in North America, South America and Europe in mid 2004 and is expected to conclude in mid 2005.  The DSMB is an independent panel of research experts who are not participating in the study.  The primary responsibility of the DSMB is to oversee the study and ensure the well being and safety of the participants in this clinical trial.

Additionally, Lorus has learned that the results of the pharmacokinetic drug interaction portion of the phase III clinical trial revealed no significant adverse interactions between Lorus's product Virulizin(R) and the current standard of care in pancreatic cancer, gemcitabine.  This data was also reviewed by an independent body and submitted to the U.S. Food and Drug Administration (FDA).  Virulizin(R) has been granted fast track status, orphan drug status and a special protocol assessment by the FDA in advanced pancreatic cancer.

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"The favorable safety profile of Virulizin(R), along with the positive outcome of the PK portion of our ongoing phase III clinical trial is very important as we prepare for the conclusion, data analysis and planned New Drug Application (NDA) for this important registration study in pancreatic cancer," said Lorus' CEO Dr. Jim Wright.

Virulizin(R) is a novel immunotherapy that stimulates a patient's innate immune system through the activation of macrophages and the infiltration of NK cells into tumors.  Evidence of clinical response was observed in Phase II clinical studies of Virulizin(R) as a monotherapy in advanced pancreatic cancer.  Median survival in these Phase II studies compared favorably with single-agent chemotherapy trials, and in contrast to most standard chemotherapeutic drugs, Virulizin(R) was well tolerated.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.